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                             December 14, 2020

       Manish Chandra
       Chief Executive Officer
       Poshmark, Inc.
       203 Redwood Shores Parkway, 8th Floor
       Redwood City, California 94065

                                                        Re: Poshmark, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted December
4, 2020
                                                            CIK No. 0001825480

       Dear Mr. Chandra:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1, submitted December 4, 2020

       Capitalization, page 50

   1. We note that you have revised your pro forma capitalization disclosures to give effect to the conversion of the
convertible notes issued in September of 2020 into shares of Class A common stock at a
discount to your offering price. Please revise to provide footnote disclosure explaining
the nature and amounts of the adjustments made to your historical capitalization to give
effect to the conversion of these notes. Your disclosures on page F-
                                                        42 in Note 2 to your
interim financial statements should also be revised to include these disclosures.
 Manish Chandra
FirstName
Poshmark, LastNameManish   Chandra
          Inc.
Comapany14,
December  NamePoshmark,
              2020        Inc.
December
Page 2    14, 2020 Page 2
FirstName LastName
Business
Employees, page 100

2. Please amend your disclosure to provide a more detailed discussion of your human capital resources, including any human capital measures or objectives upon which you focus in managing your business. For example, describe any measures or objectives that address the development, attraction, and retention of personnel. See Item 101(c)(2)(ii) of
         Regulation S-K. Alternatively, please tell us why you believe you are not required to include this disclosure.
Poshmark, Inc. Interim Financial Statements
Notes to Condensed Consolidated Financial Statements (unaudited)
11. Net Income (Loss) Per Share Attributable to Common Stockholders, page F-64

3. Please revise to explain in further detail how you calculated the amount of the undistributed earnings attributable to participating securities that is deducted from net income to arrive at net income attributable to common shareholders for the nine months ended September 30, 2020.
       You may contact Linda Cvrkel at (202) 551-3813 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Anthony J. McCusker